Registration Statement No. 333-217200

Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated July 24, 2018 to the Prospectus dated April 27, 2017, the Prospectus Supplement dated April 27, 2017, and the Product Supplement dated May 1, 2017

$1,094,000

Senior Medium-Term Notes, Series D

Autocallable Barrier Notes with Contingent Coupons due August 27, 2019

Linked to SPDR® S&P® Regional Banking ETF

•	The notes are designed for investors who are seeking monthly contingent periodic interest payments (as described in more detail below), as well as a return of principal if the closing price of the SPDR® S&P® Regional Banking ETF (the “Reference Stock”) on any monthly Observation Date beginning in October 2018 is greater than 110% of its Initial Stock Price (the “Call Level”). Investors should be willing to have their notes automatically redeemed prior to maturity and be willing to lose some or all of their principal at maturity.
•	The notes will pay a Contingent Interest Payment on each monthly Interest Payment Date at the rate set forth below if the closing price of the Reference Stock on the applicable monthly Observation Date is greater than the Coupon Barrier. However, if the closing price of the Reference Stock is less than or equal to the Coupon Barrier on an Observation Date, the notes will not pay the Contingent Interest Payment for that Observation Date.
•	If on any monthly Observation Date beginning in October 2018, the closing price of the Reference Stock is greater than the Call Level, the notes will be automatically called. On the Call Settlement Date, for each $1,000 principal amount, investors will receive the principal amount plus the Contingent Interest Payment.
•	The notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the Final Stock Price of the Reference Stock and whether the closing price of that Reference Stock has declined from the Initial Stock Price below the Trigger Price during the Monitoring Period (a "Trigger Event"), as described below.
•	If the notes are not automatically redeemed, a Trigger Event has occurred, and the Final Stock Price is lower than the Initial Stock Price on the Valuation Date, investors will be subject to one-for-one loss of the principal amount of the notes for any percentage decrease from the Initial Stock Price to the Final Stock Price. In such a case, you will receive a cash amount at maturity that is less than the principal amount, together with the final Contingent Interest Payment, if payable.
•	The notes will not be listed on any securities exchange.
•	All payments on the notes are subject to the credit risk of Bank of Montreal.
•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.

Terms of the Notes:

Pricing Date:	July 24, 2018	Maturity Date:	August 27, 2019
Settlement Date:	July 27, 2018	Call Level:	110% of the Initial Stock Price
Valuation Date:	August 22, 2019

Specific Terms of the Notes:

Autocallable RevEx Number	Reference Stock Issuer	Ticker Symbol	Initial Stock Price	Coupon Barrier and Trigger Price	Contingent Interest Rate	CUSIP	Principal Amount	Price to Public (1)	Agent’s Commission (1)	Proceeds to Bank of Montreal
410	SPDR® S&P® Regional Banking ETF	KRE	$62.60	$53.21, 85% of the Initial Price	8.70% (0.725% per month)	06367WAG8	$1,094,000	100%	2.00% US$21,880	98.00% US$1,072,120

(1) Certain dealers who purchased the notes for sale to certain fee-based advisory accounts may have foregone some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be between $980 and $1,000 per $1,000 in principal amount.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-5 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and the “Risk Factors” sections beginning on page S-1 of the prospectus supplement and on page 8 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.

The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

On the date of this pricing supplement, based on the terms set forth above, the estimated initial value of the notes is $970.60. As discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Reference Stock:	SPDR® S&P® Regional Banking ETF (NYSE Arca symbol: KRE). See the section below entitled “The Reference Stock” for additional information about the Reference Stock.

Contingent Interest Payment Dates:	Interest, if payable, will be paid on the 27th day of each month (or the next business day, if the 27th is not a business day) beginning on October 29, 2018, and until the Maturity Date, subject to the automatic redemption feature. The final Contingent Interest Payment Date will be the Maturity Date.

Contingent Interest Payments:	If the price of the Reference Stock on an Observation Date is greater than the Coupon Barrier, a Contingent Interest Payment will be paid on the Interest Payment Date, at the rate specified on the cover page.

Contingent Interest Rate:	8.70% per annum (0.725% of the principal amount per month) unless earlier redeemed. Accordingly, each interest payment, if payable, will equal $7.25 for each $1,000 in principal amount per month.

Coupon Barrier and Trigger Price:	$53.21, which is 85% of the Initial Stock Price

Automatic Redemption:	If, on any monthly Observation Date beginning in October 2018, the closing price of the Reference Stock is greater than the Call Level, the notes will be automatically redeemed.

Payment upon Automatic Redemption:	If the notes are automatically redeemed, then, on the applicable Call Settlement Date, for each $1,000 principal amount, investors will receive the principal amount plus the applicable Contingent Interest Payment.

Observation Dates:	Three trading days prior to the applicable Contingent Interest Payment Date.

Call Settlement Dates:	The Contingent Interest Payment Date immediately following the applicable Observation Date.

Payment at Maturity:	If the notes are not automatically redeemed, the payment at maturity for the notes is based on the performance of the Reference Stock. You will receive $1,000 for each $1,000 in principal amount of the note, unless (a) a Trigger Event has occurred and (b) the Final Stock Price is less than the Initial Stock Price.

If a Trigger Event has occurred, and if the Final Stock Price is less than the Initial Stock Price, you will receive at maturity, for each $1,000 in principal amount of your notes, a cash amount equal to:

$1,000 + [$1,000 x Percentage Change]

This amount will be less than the principal amount of your notes, and may be zero.

In each case, you will also receive the final Contingent Interest Payment, if payable.

Trigger Event:	A Trigger Event will be deemed to occur if the closing price of the Reference Stock is less than the Trigger Price on any trading day during the Monitoring Period.

Monitoring Period:	The period from the Pricing Date to and including the Valuation Date.

Percentage Change:	Final Stock Price — Initial Stock Price	, expressed as a percentage
Initial Stock Price

Initial Stock Price:	$62.60, which was the closing price of the Reference Stock on the Pricing Date. The Initial Stock Price is subject to adjustment in certain circumstances. See “General Terms of the Notes — Payment at Maturity” and “— Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

Call Level:	$68.86, which is 110% of the Initial Stock Price.

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

Pricing Date:	July 24, 2018

Settlement Date:	July 27, 2018

Valuation Date:	August 22, 2019

Maturity Date:	August 27, 2019

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Physical Delivery Amount:	We will only pay cash on the maturity date, and you will have no right to receive any shares of the Reference Stock.

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

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Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated May 1, 2017, the prospectus supplement dated April 27, 2017 and the prospectus dated April 27, 2017. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated May 1, 2017: https://www.sec.gov/Archives/edgar/data/927971/000121465917002873/j427172424b5.htm

•	Prospectus supplement dated April 27, 2017: https://www.sec.gov/Archives/edgar/data/927971/000119312517142764/d381374d424b5.htm

•	Prospectus dated April 27, 2017: https://www.sec.gov/Archives/edgar/data/927971/000119312517142728/d254784d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971. As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

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Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Stock. These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

•	Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. If the notes are not automatically redeemed, the payment at maturity will be based on the Final Stock Price and whether a Trigger Event has occurred. If a Trigger Event has occurred, and if the Final Stock Price is less than the Initial Stock Price, you will be subject to a one-for-one loss of the principal amount of the notes for any Percentage Change from the Initial Stock Price. In such a case, you will receive at maturity a cash payment that is less than the principal amount of the notes and may be zero. Accordingly, you could lose up to the entire principal amount of your notes, and your payments on the notes could be limited to the Contingent Interest Payments, if any.

•	The protection provided by the Trigger Price may terminate on any day during the Monitoring Period. — If the closing price of the Reference Stock on any trading day during the Monitoring Period is less than the Trigger Price, you will be fully exposed at maturity to any decrease in the price of the Reference Stock. Under these circumstances, if the Percentage Change on the Valuation Date is less than zero, you will lose 1% (or a fraction thereof) of the principal amount of your investment for every 1% (or a fraction thereof) that the Final Stock Price is less than the Initial Stock Price. You will be subject to this potential loss of principal even if, after the Trigger Event, the price of the Reference Stock increases above the Trigger Price.

•	You may not receive any Contingent Interest Payments with respect to your notes. — We will not necessarily make periodic interest payments on the notes. If the closing price of the Reference Stock on an Observation Date is less than the Coupon Barrier, we will not pay you the Contingent Interest Payment applicable to that Observation Date. If the closing price of the Reference Stock is less than the Coupon Barrier on each of the Observation Dates, we will not pay you any Contingent Interest Payments during the term of the notes, and you will not receive a positive return on the notes. Furthermore, the non-payment of the Contingent Interest Payment as to the final Observation Date will coincide with a loss of principal on the notes if a Trigger Event has previously occurred, because in such a case, the Final Stock Price will be less than the Trigger Price.

•	Your notes are subject to automatic early redemption. — We will redeem the notes if the closing price of the Reference Stock on any Observation Date beginning in October 2018 is greater than the Call Level. Following an automatic redemption, you will not receive any additional Conditional Interest Payments on the notes, and you may not be able to reinvest your proceeds in an investment with returns that are comparable to the notes.

•	Your return on the notes is limited to the Contingent Interest Payments, if any, regardless of any appreciation in the value of the Reference Stock. — You will not receive a payment at maturity with a value greater than your principal amount plus the final Contingent Interest Payment, if payable. In addition, if the notes are automatically called, you will not receive a payment greater than the principal amount plus the applicable Contingent Interest Payment, even if the Final Stock Price exceeds the Call Level by a substantial amount. Accordingly, your maximum return on the notes is limited to the potential return represented by the Contingent Interest Payments.

•	Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay any amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•	Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of shares of the Reference Stock or the securities held by the Reference Stock on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the price of the Reference Stock and, therefore, the market value of, and the payments on, the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Stock. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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•	Our initial estimated value of the notes is lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors. The price to public of the notes exceeds our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value. These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.

•	Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this pricing supplement is derived using our internal pricing models. This value is based on market conditions and other relevant factors, which include volatility of the Reference Stock, dividend rates and interest rates. Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value. In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect. After the Pricing Date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement. These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions. Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

•	The terms of the notes were not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we used an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt. As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

•	Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public. This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the underwriting discount and selling concessions, and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs. As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public. Any sale that you make prior to the maturity date could result in a substantial loss to you.

•	Owning the notes is not the same as owning shares of the Reference Stock or a security directly linked to the Reference Stock. — The return on your notes will not reflect the return you would realize if you actually owned shares of the Reference Stock or a security directly linked to the performance of the Reference Stock and held that investment for a similar period. Your notes may trade quite differently from the Reference Stock. Changes in the price of the Reference Stock may not result in comparable changes in the market value of your notes. Even if the price of the Reference Stock increases during the term of the notes, the market value of the notes prior to maturity may not increase to the same extent. It is also possible for the market value of the notes to decrease while the price of the Reference Stock increases. In addition, any dividends or other distributions paid on the Reference Stock will not be reflected in the amount payable on the notes. The return on the notes may be less than the return on an investment in the Reference Stock.

•	You will not have any shareholder rights and will have no right to receive any shares of the Reference Stock at maturity. — Investing in your notes will not make you a holder of any shares of the Reference Stock, or any securities held by the Reference Stock. Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions, or any other rights with respect to those securities.

P-6

•	No Delivery of Shares of the Reference Stock. — The notes will be payable only in cash. You should not invest in the notes if you seek to have the shares of the Reference Stock delivered to you at maturity.

•	Changes that affect the Underlying Index will affect the market value of the notes, whether the notes will be automatically called, and the amount you will receive at maturity. — The policies of the index sponsor, NYSE Arca for the Underlying Index, concerning the calculation of the Underlying Index, additions, deletions or substitutions of the components of the Underlying Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Index and, therefore, could affect the share price of the Reference Stock, the amounts payable on the notes, whether the notes are automatically called, and the market value of the notes prior to maturity. The amounts payable on the notes and their market value could also be affected if the index sponsor changes these policies, for example, by changing the manner in which it calculates the Underlying Index, or if the index sponsor discontinues or suspends the calculation or publication of the Underlying Index.

•	We have no affiliation with the index sponsor of the Underlying Index and will not be responsible for its actions. — The sponsor of the Underlying Index is not our affiliate, and will not be involved in the offering of the notes in any way. Consequently, we have no control over the actions of the index sponsor of the Underlying Index, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity. The index sponsor of the Underlying Index has no obligation of any sort with respect to the notes. Thus, the index sponsor of the Underlying Index has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes. None of our proceeds from the issuance of the notes will be delivered to the index sponsor of the Underlying Index.

•	We and our affiliates do not have any affiliation with the investment advisor or the Reference Stock Issuer and are not responsible for its public disclosure of information. — The investment advisor of the Reference Stock Issuer advises the Reference Stock Issuer on various matters, including matters relating to the policies, maintenance and calculation of the Reference Stock. We and our affiliates are not affiliated with the investment advisor or the Reference Stock Issuer in any way and have no ability to control or predict its actions, including any errors in or discontinuance of disclosure regarding the methods or policies relating to the Reference Stock. Neither the investment advisor nor the Reference Stock Issuer is involved in the offering of the notes in any way or has any obligation to consider your interests as an owner of the notes in taking any actions relating to the Reference Stock Issuer that might affect the value of the notes. Neither we nor any of our affiliates has independently verified the adequacy or accuracy of the information about the investment advisor, the Reference Stock Issuer or the Reference Stock contained in any public disclosure of information. You, as an investor in the notes, should make your own investigation into the Reference Stock Issuer.

•	The correlation between the performance of the Reference Stock and the performance of the Underlying Index may be imperfect. — The performance of the Reference Stock is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product supplement, the return on the Reference Stock may correlate imperfectly with the return on the Underlying Index.

•	The Reference Stock is subject to management risks. — The Reference Stock is subject to management risk, which is the risk that the investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the investment advisor may invest a portion of the Reference Stock Issuer’s assets in securities not included in the relevant industry or sector but which the investment advisor believes will help the Reference Stock track the relevant industry or sector.

•	Adjustments to the Reference Stock could adversely affect the notes. — The sponsor and advisor of the Reference Stock, SSgA Funds Management, Inc. (“SSFM”), is responsible for calculating and maintaining the Reference Stock. The sponsor and advisor of the Reference Stock can add, delete or substitute the stocks comprising the Reference Stock or make other methodological changes that could change the share price of the Reference Stock at any time. If one or more of these events occurs, the calculation of the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could adversely affect the amounts payable on the notes and/or the market value of the notes.

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•	Lack of liquidity. — The notes will not be listed on any securities exchange. BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

•	Hedging and trading activities. — We or any of our affiliates may have carried out or may carry out hedging activities related to the notes, including in the Reference Stock, the securities that it holds, or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stock, such securities, or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect the payments on the notes.

•	Many economic and market factors will influence the value of the notes. — In addition to the price of the Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

•	You must rely on your own evaluation of the merits of an investment linked to the Reference Stock. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the price of the Reference Stock or the securities held by the Reference Stock. One or more of our affiliates have published, and in the future may publish, research reports that express views on the Reference Stock or these securities. However, these views are subject to change from time to time. Moreover, other professionals who deal in the markets relating to Reference Stock at any time may have significantly different views from those of our affiliates. You are encouraged to derive information concerning the Reference Stock from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

•	Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments.  According to the notice, the Internal Revenue Service and the U.S. Treasury are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis.  While it is not clear whether the notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Please read carefully the section entitled “Supplemental U.S. Federal Income Tax Considerations” in this pricing supplement, the section entitled “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

•	The stocks included in the Underlying Index of SPDR® S&P® Regional Banking ETF are concentrated in one sector. — All of the stocks included in the Underlying Index are issued by companies in the banking sector. As a result, the stocks that will determine the performance of the Underlying Index, which the Reference Stock seeks to replicate, are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks comprising the Underlying Index, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the banking sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

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Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table illustrates the hypothetical payments on a note at maturity, assuming that the notes are not automatically called. The hypothetical payments are based on a $1,000 investment in the note, a hypothetical Initial Stock Price of $100.00, a hypothetical Trigger Price of $85.00 (85% of the hypothetical Initial Stock Price), a hypothetical Call Level of $110.00 (110% of the hypothetical Initial Stock Price), a range of hypothetical Final Stock Prices and the effect on the payment at maturity if (i) a Trigger Event occurs or (ii) if a Trigger Event does not occur.

The hypothetical examples shown below are intended to help you understand the terms of the notes. If the notes are not automatically called, the actual cash amount that you will receive at maturity will depend upon the Final Stock Price of the Reference Stock, and whether a Trigger Event occurs. If the notes are automatically called prior to maturity, the hypothetical examples below will not be relevant, and you will receive on the applicable Call Settlement Date, for each $1,000 principal amount, the principal amount plus the applicable Contingent Interest Payment.

As discussed in more detail above, your total return on the notes will depend on the number of Contingent Interest Payment Dates on which the Contingent Interest Payment is payable. It is possible that the only payments on your notes will be the payment, if any, due at maturity. The payment at maturity will not exceed the principal amount, and may be significantly less.

Hypothetical Final Stock Price	Hypothetical Final Stock Price Expressed as a Percentage of the Initial Stock Price	Payment at Maturity (Excluding Interest Payments)
		(i) if the closing market price of the Reference Stock does not fall below the Trigger Price on any day during the Monitoring Period	(ii) if the closing market price of the Reference Stock falls below the Trigger Price on any day during the Monitoring Period
$150.00	150.00%	$1,000.00	$1,000.00
$125.00	125.00%	$1,000.00	$1,000.00
$110.00	110.00%	$1,000.00	$1,000.00
$100.00	100.00%	$1,000.00	$1,000.00
$90.00	90.00%	$1,000.00	$900.00
$85.00	85.00%	$1,000.00	$850.00
$80.00	80.00%	N/A	$800.00
$75.00	75.00%	N/A	$750.00
$70.00	70.00%	N/A	$700.00
$65.00	65.00%	N/A	$650.00
$50.00	50.00%	N/A	$500.00
$25.00	25.00%	N/A	$250.00
$0.00	0.00%	N/A	$0.00

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Supplemental U.S. Federal Income Tax Considerations

The following, together with the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement, is a general description of the material U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. It does not apply to holders subject to special rules including holders subject to Section 451(b) of the Code. In addition, the discussion below assumes that an investor in the notes will be subject to a significant risk that it will lose a significant amount of its investment in the notes. Bank of Montreal intends to treat Contingent Interest Payments with respect to the notes as U.S. source income for U.S. federal income tax purposes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

We will not attempt to ascertain whether the Reference Stock or any of the entities whose stock is owned by the Reference Stock would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code or a “U.S. real property holding corporation” within the meaning of Section 897 of the Code. If a Reference Stock or any of the entities whose stock is owned by the Reference Stock were so treated, certain adverse U.S. federal income tax consequences could possibly apply. You should refer to any available information filed with the SEC by the Reference Stock or any of the entities whose stock is owned by the Reference Stock and consult your tax advisor regarding the possible consequences to you in this regard.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a note with terms described in this pricing supplement as a pre-paid cash-settled contingent income-bearing derivative contract in respect of the Reference Stock for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization. Although the U.S. federal income tax treatment of the Contingent Interest Payments is uncertain, we intend to take the position, and the following discussion assumes, that such Contingent Interest Payments (including any interest payment on or with respect to the maturity date) constitute taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting. If the notes are treated as described above, it would be reasonable for a United States holder to take the position that it will recognize capital gain or loss upon the sale or maturity of the notes in an amount equal to the difference between the amount a United States holder receives at such time (other than amounts properly attributable to any interest payments, which would be treated, as described above, as ordinary income) and the United States holder’s tax basis in the notes. In general, a United States holder’s tax basis in the notes will be equal to the price the holder paid for the notes. Capital gain recognized by an individual United States holder is generally taxed at ordinary income rates where the property is held for one year or less. The deductibility of capital losses is subject to limitations.

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Alternative Treatments

Alternative tax treatments of the notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, it would be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument. Such a debt instrument would be subject to the tax rules governing short-term debt instruments. If the notes are so treated, a United States holder would generally be required to accrue interest currently over the term of the notes irrespective of the Contingent Interest Payments, if any, paid on the notes. In addition, any gain a United States holder might recognize upon the sale or maturity of the notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the notes, and thereafter, would be capital loss.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in other tax consequences that are different from those described above.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis irrespective of any interest payments, and they sought taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. We intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in this pricing supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Backup Withholding and Information Reporting

Please see the discussion under “United States Federal Income Taxation—Other Considerations—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-United States Holders

The following discussion applies to non-United States holders of the notes. A non-United States holder is a beneficial owner of a note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

While the U.S. federal income tax treatment of the notes (including proper characterization of the Contingent Interest Payments for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the Contingent Interest Payments paid to a non-United States holder unless such payments are effectively connected with the conduct by the non-United States holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-United States holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a non-United States holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable (which certification may generally be made on a Form W-8BEN or W-8BEN-E, or a substitute or successor form). In addition, special rules may apply to claims for treaty benefits made by corporate non-United States holders. A non-United States holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service. The availability of a lower rate of withholding or an exemption from withholding under an applicable income tax treaty will depend on the proper characterization of the Contingent Interest Payments under U.S. federal income tax laws and whether such treaty rate or exemption applies to such payments. No assurance can be provided on the proper characterization of the Contingent Interest Payments for U.S. federal income tax purposes and, accordingly, no assurance can be provided on the availability of benefits under any income tax treaty. Non-United States holders must consult their tax advisors in this regard.

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Except as discussed below, a non-United States holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including for the avoidance of doubt any amounts properly attributable to any interest which would be subject to the rules discussed in the previous paragraph) upon the sale or maturity of the notes, provided that (i) the holder complies with any applicable certification requirements (which certification may generally be made on a Form W-8BEN or W-8BEN-E, or a substitute or successor form), (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the notes. In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a United States holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-United States holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-United States holder.  Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on our determination that the notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Stock or the notes, and following such occurrence the notes could be treated as delta-one specified ELIs that are subject to withholding on dividend equivalent payments. Non-United States holders that enter, or have entered, into other transactions in respect of the Reference Stock or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, we will withhold tax at the applicable statutory rate. The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective investors should consult their own tax advisors in this regard.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. A note may constitute an account for these purposes. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

The U.S. Treasury Department and the Internal Revenue Service have announced that withholding on payments of gross proceeds from a sale or redemption of the notes will only apply to payments made after December 31, 2018. If we determine withholding is appropriate with respect to the notes, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Account holders subject to information reporting requirements pursuant to the Foreign Account Tax Compliance Act may include holders of the notes. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing the Foreign Account Tax Compliance Act may be subject to different rules. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the notes.

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Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document. Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We will deliver the notes on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934 (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Reference Stock or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes. BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and the selling concessions paid in connection with this offering. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the “Prospectus Directive”)) will be prepared in connection with the notes. Accordingly, the notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of the notes who subsequently sells any of the notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

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The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes that is set forth on the cover page of this pricing supplement equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The value of these derivative transactions are derived from our internal pricing models. These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors. As a result, the estimated initial value of the notes on the Pricing Date was determined based on the market conditions on the Pricing Date.

The Reference Stock

We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. We are not affiliated with the Reference Stock Issuer and the Reference Stock Issuer will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to the shares of the Reference Stock or any securities included in the Underlying Index. Neither we nor any of our affiliates participates in the preparation of the publicly available documents described below. Neither we nor any of our affiliates has made any due diligence inquiry with respect to the Reference Stock in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below and that would affect the trading price of the shares of the Reference Stock, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Reference Stock could affect the price of the shares of the Reference Stock during the Monitoring Period, on each Observation Date and on the Valuation Date, and therefore could affect the payments on the notes.

The selection of the Reference Stock is not a recommendation to buy or sell the shares of the Reference Stock. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Reference Stock. Information provided to or filed with the SEC under the Exchange Act and the Investment Company Act of 1940 relating to the Reference Stock may be obtained through the SEC’s website at http://www.sec.gov.

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SPDR® S&P® Regional Banking ETF

The Reference Stock is an investment portfolio maintained and managed by SSFM. The Reference Stock trades on the NYSE Arca under the ticker symbol “KRE.” Information provided to or filed with the SEC by the SPDR® Series Trust (“SPDR”) under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC’s website at http://www.sec.gov. Additional information about SSFM and the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly available documents. We have not made any independent investigation as to the accuracy or completeness of such information.

Investment Objective and Strategy

The Reference Stock seeks to provide investment results that correspond generally to the total return performance, before fees and expenses, of the S&P Regional Banks Select Industry Index (the “index”). Prior to October 24, 2011, the Reference Stock’s investment strategy sought to track the total return performance, before fees and expenses, of an index different from the S&P Regional Banks Select Industry Index. Performance of the Reference Stock prior to October 24, 2011 is therefore based on the Reference Stock’s investment strategy with respect to the prior index, the KBW Regional Banking Index.

The Reference Stock uses a representative sampling strategy to try to achieve its investment objective, which means that the Reference Stock is not required to purchase all of the securities represented in the index. Instead, the Reference Stock may purchase a subset of the securities in the index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the index. Under normal market conditions, the Reference Stock generally invests substantially all, but at least 80%, of its total assets in the securities comprising the index. The Reference Stock will provide shareholders with at least 60 days’ notice prior to any change in this 80% investment policy. In addition, the Reference Stock may invest in equity securities not included in the index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSGA).

In certain situations or market conditions, the Reference Stock may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the Reference Stock’s investment objective and is in the best interest of the Reference Stock. For example, the Reference Stock may make larger than normal investments in derivatives to maintain exposure to the index if it is unable to invest directly in a component security.

The board may change the Reference Stock’s investment strategy, index and other policies without shareholder approval. The board may also change the Reference Stock’s investment objective without shareholder approval.

Notwithstanding the Reference Stock’s investment objective, the return on the notes will not reflect any dividends paid on the Reference Stock shares, on the securities purchased by the Reference Stock or on the securities that comprise the index.

Correlation

Although SSGA seeks to track the performance of the index (i.e., achieve a high degree of correlation with the index), the Reference Stock’s return may not match the return of the index. The Reference Stock incurs a number of operating expenses not applicable to the index, and incurs costs in buying and selling securities. In addition, the Reference Stock may not be fully invested at times, generally as a result of cash flows into or out of the Reference Stock or reserves of cash held by the Reference Stock to meet redemptions. SSGA may attempt to replicate the index return by investing in fewer than all of the securities in the index, or in some securities not included in the index, potentially increasing the risk of divergence between the Reference Stock’s return and that of the index.

Industry Concentration Policy

The Reference Stock’s assets will generally be concentrated in an industry or sector to the extent that the index concentrates in a particular industry or sector. By focusing its investments in a particular industry or sector, financial, economic, business and other developments affecting issuers in that industry or sector will have a greater effect on the Reference Stock than if it had not focused its assets in that industry or sector, which may increase the volatility of the Reference Stock.

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The Underlying Index: S&P® Regional Banks Select Industry™ Index

We have derived all information contained in this document regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P.

The S&P Regional Banks Select Industry Index (Bloomberg symbol, “SPSIRBK Index”) is managed by S&P Dow Jones Indices LLC (“S&P”) and is an equal-weighted index that is designed to measure the performance of stocks in the S&P Total Market Index that both (i) are classified under the Global Industry Classification Standard (“GICS®”) in the regional banks sub-industry and (ii) satisfy certain liquidity and market capitalization requirements. The S&P Total Market Index tracks all U.S. common stocks with a primary listing on the NYSE, NYSE Arca, NYSE MKT, NASDAQ Global Select Market, NASDAQ Select Market, NASDAQ Capital Market, Bats BZX, Bats BYX, Bats EDGA or Bats EDGX exchanges. The index is one of the 21 sub-industry sector indices S&P maintains that are derived from a portion of the stocks comprising the S&P Total Market Index. An equal-weighted index is one where every stock has the same weight in the index. As such, the index must be rebalanced from time to time to re-establish the proper weighting.

The ETF tracks the performance of the total version of the index. A total return index represents the total return earned in a portfolio that tracks the price index and reinvests dividend income in the overall index, not in the specific stock paying the dividend. The difference between the price return calculation and the total return calculation is that, with respect to the price return calculation, changes in the index level reflect changes in stock prices, whereas with respect to the total return calculation of the index, changes in the index level reflect both movements in stock prices and the reinvestment of dividend income. Notwithstanding that the ETF tracks the performance of the total return version of the index, the return on the notes will not reflect any dividends paid on the ETF shares, on the securities purchased by the ETF or on the securities that comprise the index.

Eligibility for Inclusion in the Index

Selection for the index is based on a company’s GICS® classification, as well as liquidity and market capitalization requirements. In addition, only U.S. companies are eligible for inclusion in the index. GICS® classifications are determined by S&P using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed only in one sector. As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

To be eligible for inclusion in the index, stocks must be in the S&P Total Market Index and satisfy the following combined liquidity and market capitalization criteria: (i) a float-adjusted market capitalization above $500 million with a float-adjusted liquidity ratio above 90% or (ii) a float-adjusted market capitalization above $400 million with a float-adjusted liquidity ratio above 150%. The float-adjusted liquidity ratio is defined as the dollar value traded over the previous 12 months divided by the float-adjusted market capitalization as of the index’s rebalancing reference date.

All stocks in the related GICS® sub-industry satisfying the above requirements are included in the index and the total number of stocks in the index should be at least 35. If there are fewer than 35 stocks in the index, the market capitalization requirements may be relaxed to reach at least 22 stocks. With respect to liquidity, the length of time to evaluate liquidity is reduced to the available trading period for companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.

Calculation of the Total Return of the Index

The price return index is calculated as the index market value divided by the divisor. The total return calculation begins with the price return of the index. Given the index is an equal-weighted index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the index on each rebalancing date. The adjusted market capitalization for each stock in the index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

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A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the index calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the index multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments are also made to ensure that no stock in the index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. Theoretical portfolio values are reviewed annually and any updates are made at the discretion of the index committee, as defined below.

The maximum basket liquidity weight for each stock in the index will be calculated using the ratio of its three-month median daily value traded to the theoretical portfolio value of $2 billion. Each stock’s weight in the index is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the index contains exactly 22 stocks as of the rebalancing effective date, the index will be equally weighted without basket liquidity constraints.

If a company has more than one share class line in the S&P Total Market Index, such company will be represented once by the primary listing (generally the most liquid share line). In the event that a company issues a secondary share class to the index share class holders by means of a mandatory distribution, the newly issued share class line will be added to the index on the distribution ex-date, provided that the distributed class is not considered to be de minimis. Both share class lines will then remain in the index until the next rebalancing, at which time only the primary share class line will be considered for continued inclusion.

The index is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on June 20, 2003. The index level is the index market value divided by the index divisor. In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the index market value (after rebalancing) divided by the index value before rebalancing. The divisor keeps the index comparable over time and is one manipulation point for adjustments to the index, which we refer to as maintenance of the index.

Once the price return index has been calculated, the total return index is calculated. First, the total daily dividend for each stock in the index is calculated by multiplying the per share dividend by the number of shares included in the index. Then the index dividend is calculated by aggregating the total daily dividends for each of the index stocks (which may be zero for some stocks) and dividing by the divisor for that day. Next the daily total return of the index is calculated as a fraction minus 1, the numerator of which is the sum of the index level plus the index dividend and the denominator of which is the index level on the previous day. Finally, the total return index for that day is calculated as the product of the value of the total return index on the previous day times the sum of 1 plus the index daily total return for that day.

Maintenance of the Index

The composition of the index is reviewed quarterly. Rebalancing occurs after the closing of the relevant U.S. trading markets on the third Friday of the month ending that quarter. The reference date for float-adjusted market capitalization and the float-adjusted liquidity ratio is after the closing of the last trading day of the previous month. The reference date for GICS® classification is as of the rebalancing effective date. Existing stocks in the index are removed at the quarterly rebalancing if either their float-adjusted capitalization falls below $1 billion or their float-adjusted liquidity ratio falls below 50%. A company will also be deleted from the index if the S&P Total Market Index deletes that company. Companies are added between rebalancings only if a company deletion causes the number of companies in the index to fall below 22. The newly added company will be added to the index at the weight of the deleted company. If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made (only in the case of stocks removed at $0.00). At the next rebalancing, the index will be rebalanced based on the eligibility requirements and equal-weight methodology discussed above. In the case of GICS® changes, where a stock no longer qualifies to belong to the index after the classification change, it is removed from the index on the next rebalancing date. In the case of a spin-off, the spin-off company will be added to the index at a zero price after the close of the trading on the day before the ex-date. In general and subject to certain exceptions, both the parent company and spin-off companies will remain in the index until the next index rebalancing.

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In the case of mergers involving two index constituents, the merged entity will remain in the index provided that it meets all general eligibility requirements. The merged entity will be added to the index at the weight of the stock deemed to be the surviving stock in the transaction. The surviving stock will not experience a weight change and its subsequent weight will not be equal to that of the pre-merger weight of the merged entities.

Index Committee

The Americas Thematic and Strategy Index Committee (the “index committee”) maintains the index and consists of full-time professional members of S&P staff. At monthly meetings, the index committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for additions to the index and any significant market events. The index committee may also revise index policy, such as the rules for selecting constituents, the treatment of dividends, share counts or other matters.

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Historical Information of the SPDR® S&P® Regional Banking ETF

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2008 through the Pricing Date.

		High (in $)	Low (in $)
2008	First Quarter	39.62	31.82
	Second Quarter	36.97	26.63
	Third Quarter	41.75	22.83
	Fourth Quarter	37.50	24.32

2009	First Quarter	29.12	14.68
	Second Quarter	23.81	17.85
	Third Quarter	23.28	17.51
	Fourth Quarter	22.67	19.58

2010	First Quarter	26.81	22.01
	Second Quarter	29.70	23.09
	Third Quarter	25.12	20.94
	Fourth Quarter	26.88	22.03

2011	First Quarter	27.54	25.52
	Second Quarter	27.36	24.14
	Third Quarter	26.14	19.02
	Fourth Quarter	24.73	18.57

2012	First Quarter	29.10	25.00
	Second Quarter	28.71	24.94
	Third Quarter	29.95	26.43
	Fourth Quarter	29.20	26.25

2013	First Quarter	31.91	28.93
	Second Quarter	33.97	29.91
	Third Quarter	37.54	34.49
	Fourth Quarter	40.77	35.04

2014	First Quarter	42.47	36.84
	Second Quarter	42.16	37.30
	Third Quarter	41.14	37.61
	Fourth Quarter	41.18	36.05

2015	First Quarter	41.58	36.54
	Second Quarter	45.37	40.78
	Third Quarter	45.03	38.56
	Fourth Quarter	45.93	40.47

2016	First Quarter	40.89	32.89
	Second Quarter	41.98	35.51
	Third Quarter	43.09	36.85
	Fourth Quarter	56.46	41.71

2017	First Quarter	59.36	52.59
	Second Quarter	55.75	51.71
	Third Quarter	56.76	49.59
	Fourth Quarter	60.35	54.35

2018	First Quarter	65.03	58.91
	Second Quarter	65.74	59.21
	Third Quarter (through the Pricing Date)	63.29	60.85

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Validity of the Notes

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Senior Indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed and issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to the following limitations (i) the enforceability of the Senior Indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the Senior Indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the Senior Indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the Senior Debt Indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 27, 2017, which has been filed as Exhibit 5.3 to Bank of Montreal’s Form 6-K filed with the SEC and dated April 27, 2017.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the notes, and the notes have been issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of Bank of Montreal, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated April 27, 2017, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated April 27, 2017.

P-20